April 26, 2010

RE: Get cash now from your Whitestone REIT investment.

Dear Investor,

Good news!  Now you can sell your Whitestone REIT investment and regain control of your money.  Right now, MPF will pay you $4 per Share. Move the money into a more liquid investment, pay off bills, or treat yourself to a vacation. It’s your money. Use it any way you want. But this offer expires on May 31, 2010, so you must act soon.

Why take advantage of this opportunity today?

•	Guarantee your cash now. Whitestone REIT has an infinite life, and it has not said when it might liquidate. Sell today and ensure you get your money out from this security.

•	Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out and treat yourself to a new toy.

•
Sell without broker fees or commissions. Most secondary market sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.

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Eliminate the long and uncertain waiting period. Private and non-traded securities like Whitestone REIT can be very difficult to sell. It can take weeks or months to find an interested buyer and Whitestone REIT may continue to operate indefinitely! But now you can sell your Shares and get your money today.  While the Corporation has said it has applied for listing with the NYSE, there is no definitive date when this will occur, nor can anyone know at what price Shares will trade.

•
Remove retirement account fees. Many IRAs charge additional fees for holding this type of asset. We can send your cash directly to your retirement account so you can consolidate your accounts or transfer the funds to an account that charges lower fees.

If you act today, you can get your cash now. We will mail your check within three business days after Whitestone REIT confirms the transfer.

MPF has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mpfi.com.

Sincerely,

Pat Patterson
President, MacKenzie Patterson Fuller, LP

P.S. Remember, this offer expires May 31, 2010 (unless extended). So don’t delay. Fill out and mail in the Whitestone REIT Assignment Form today so we can rush you a check.